Switchback Energy Acquisition Corporation

5949 Sherry Lane, Suite 1010

Dallas, TX 75225

December 15, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Switchback Energy Acquisition Corporation
Amendment No. 1 to
Registration Statement on Form S-4
Filed December 4, 2020
File No. 333-249549

Ladies and Gentlemen:

Set forth below are the responses of Switchback Energy Acquisition Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2020, with respect to the Amendment No. 1 to Registration Statement on Form S-4, File No. 333-249549, filed with the Commission on December 4, 2020 (the “Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Second Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Second Amended Registration Statement.

Securities and Exchange Commission

December 15, 2020

Amendment No. 1 to Form S-4 Filed December 4, 2020

Certain U.S. Federal Income Tax Considerations, page 141

1.       We note that you have filed a short form tax opinion as Exhibit 8.1 to the registration statement. Therefore, please revise the prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant. In addition, please revise the disclosure to clearly identify and articulate the opinion being rendered. For more information, refer to Section III.B.2. of Staff Legal Bulletin No. 19.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 142 of the Second Amended Registration Statement in response to the Staff’s comment.

* * * * *

Securities and Exchange Commission

December 15, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

Switchback Energy Acquisition Corporation

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Chief Commercial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Rex S. Jackson, ChargePoint, Inc.
David T. Young, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP
Michael J. Aiello, Weil, Gotshal & Manges LLP